Wynnefield Partners Small Cap Value, L.P. 450 Seventh Avenue, Suite 509 New York, New York 10123	Goldsmith & Harris Incorporated 80 Pine Street New York, NY 10005

June 20, 2007

VIA FACSIMILE (908) 686-9292
AND FEDEX: 7913-2657-4968

John H. Dalton, Chairman of the Board of Directors
Breeze-Eastern Corporation
700 Liberty Avenue
Union, New Jersey 07083

Re: Breeze-Eastern Corporation (the “Company”)

Mr. Dalton:

We are writing in response to your letter dated June 15, 2007, pursuant to which the Company’s board of directors offered a compromise to our letter dated April 18, 2007 whereby we furnished notice to the Company of our intention to nominate four persons for election as directors at the Company’s 2007 Annual Meeting of Stockholders.

Your so-called “compromise” offer, while superficially appearing to be reasonable, is in our view, a cynical attempt to entrench management and give effective control of the Company to Tinicum Capital Partners (“Tinicum”).

Since delivering our April 18, 2007 letter to the Company, we, in good faith, have actively engaged in protracted discussions with members of the Company’s Board led by Mr. William Shockley, a partner in and Board representative of Tinicum, in an effort to address our concerns with the composition of the Company’s current Board and our belief that the Board, as presently constituted, has not properly performed its duties of overseeing the conduct of Company’s business, has allowed management free reign, and has failed to fulfill its commitment to outside stockholders.

During the course of these protracted discussions, under the guise of good faith negotiations supposedly on behalf of the best interests of the Company’s stockholders, Tinicum, through Mr. Shockley and with the complicity of the Board, has engaged in a carefully orchestrated scheme intended to give Tinicum de facto control of the Company and entrench current management.

On April 30 2007, Tinicum requested and the Board agreed to amend certain provisions of the Amended and Restated Confidentiality Agreement, dated as of February 17, 2006, and the Stockholders Agreement dated as of February 15, 2006, each by and among the Company, Tinicum Capital Partners II, L.P. and Tinicum Capital Partners II Parallel Fund, L.P. Such amendments freed Tinicum of its prior contractual restrictions, which included, among others, restrictions in the manner Tinicum can vote its shares of the Company’s common stock and restrictions prohibiting Tinicum from engaging in a solicitation of proxies or forming or joining a group with unaffiliated third parties. (Tinicum’s Amendment No. 1 to Schedule 13-D/A filed with the Securities and Exchange Commission on May 1, 2007).

By protracting the “negotiations” with our group, Tinicum was able to delay the process until the trading window opened under the Company’s insider trading policy, during which the Company’s directors and their respective affiliates are free to purchase shares of the Company’s common stock. On or about June 5, 2007, during the course of these protracted discussions, we understand that Tinicum sought and received permission from the Board to purchase 739,000 shares of the Company’s common stock (constituting approximately 8% of the Company’s outstanding shares) in an apparent effort to further entrench Tinicum’s control of the Company. (Tinicum’s Amendment No. 2 to Schedule 13-D/A filed with the Securities and Exchange Commission on June 7, 2007). Furthermore, these shares purchased by Tinicum constitute a portion of the aggregate number of shares that can be purchased by the group of investors that participated in the Company’s February 2006 PIPE transaction, including Wynnefield, and thereby not only increased Tinicum’s ownership, but equally served to limit the number of shares that the other investors in the February 2006 PIPE would be able to purchase in the open market without subjecting the Company’s utilization of its net operating loss carryforwards to the Section 382 limitations under the Internal Revenue Code.

Indeed, following Tinicum’s purchase of additional shares, on June 14, 2007, the Company sent letters to all of the February 2006 PIPE investors (including Tinicum and Wynnefield), advising them that pursuant to the terms of the stock purchase agreement with respect to the February 2006 PIPE transaction, they could no longer purchase any shares of the Company’s common stock without prior approval of the Company’s Board.

At the same time, another member of the Company’s Board, Mr. William Recker, whom you have nominated as one of the continuing directors in your June 15 letter, solicited Terrier Partners LP, a former member of our group, to sell to him its shares, which in conjunction with Tinicum’s purchase, would further consolidate Tinicum’s control, increase Tinicum’s ability to win a proxy contest, and entrench the incumbent Board.

We are extremely troubled that the Board, apparently acting in concert with Tinicum through Mr. Shockley, allowed Tinicum to buttress its control of the Company while Mr. Shockley professed to be brokering a compromise with us. Such actions raise serious questions concerning the governance practices of Board and its apparent disregard of its responsibility to the Company’s outside stockholders.

We believe the composition of the Company’s Board as specified in your June 15 letter, consisting of three continuing directors, including Mr. Recker, together with two representatives nominated by Tinicum, including Mr. Shockley, will have the effect of ceding control of the Company to Tinicum, will allow the Board to continue to operate as business as usual and fails to provide adequate Board representation for outside stockholders.

We agree with the criteria for director nominees set forth in your June 15 letter. We further agree that the Board be comprised of eight directors as you propose, however, we propose that it consist of two incumbents, Mr. Robert White and Ms. Gail Lieberman, two representatives of Tinicum, Messrs. Shockley and Grigg, and the four nominees our group identified in our April 18, 2007 nomination letter.

We believe this proposal will provide the Company with the strongest Board possible, create a balanced Board representing the interests of all stockholders, and provide new needed leadership while sufficiently maintaining continuity on the Board.

We trust you will take our concerns seriously, and consider our proposal as part of our continued good faith efforts to negotiate a compromise with the Board. However, please do not underestimate our resolve to provide representation and value to all of the Company’s stockholders.

As you are aware, on June 18, 2007 we filed our preliminary proxy statement with the Securities and Exchange Commission and we are fully prepared to bring our concerns before the Company’s stockholders and allow them to determine whether their interests are being adequately represented by the current Board. We have been more than patient, but will wait no longer. Please be advised that we intend to file an amendment to our Schedule 13D with respect to this correspondence upon the close of business on June 22, 2007.

In the interest of compromise and our final effort to avoid a proxy contest, we will allow the Board until the close of business on June 26, 2007 to consider our proposal set forth in this letter. Should you desire, we are available to discuss our offer with you at a mutually convenient time before then. If the Board fails to accept our proposal by such date, we will file and distribute our definitive proxy statement as and when we deem appropriate.

Sincerely,

Wynnefield Partners Small Cap Value, L.P.,

By: Wynnefield Capital Management, LLC, its general partner

By: /s/ Nelson Obus
Nelson Obus, Co-Managing Member

Sincerely,

Goldsmith & Harris Incorporated

By: /s/ Philip W. Goldsmith
Philip W. Goldsmith, Chairman